Filed by WellPoint Health Networks Inc.
                               pursuant to Rule 425 of the Securities
                               Act of 1933 and deemed filed pursuant
                               to Rule 14a-12 of the Securities
                               Exchange Act of 1934

                               Subject Company: RightCHOICE Managed Care, Inc. Commission File No.: 1-15907






FOR IMMEDIATE RELEASE                                          October 24, 2001
---------------------

Contact:          John Cygul        (805) 557-6789

                 WELLPOINT REPORTS THIRD QUARTER 2001 EARNINGS
                          OF $1.64 PER DILUTED SHARE
          NET INCOME INCREASED 21.2 PERCENT FROM PRIOR YEAR'S RESULTS
               MEDICAL MEMBERSHIP GREW IN CALIFORNIA AND GEORGIA


THOUSAND OAKS, Calif. - WellPoint Health Networks Inc. (NYSE:WLP) today announced that net income for the third quarter ended September 30, 2001, was $108.4 million, or $1.64 per diluted share. Net income for the third quarter of 2000 was $89.5 million, or $1.38 per diluted share.

         Membership in WellPoint's medical plans totaled approximately 10.0 million at the end of the third quarter of 2001, compared with 7.7 million at the end of the third quarter last year. The increase in membership was the result of continued growth in California and Georgia and the acquisition on March 15, 2001 of Blue Cross Blue Shield of Georgia (BCBSGA), which added approximately 1.9 million members.

         In California, medical membership growth was driven by strong performance in the Company's large group segment which added over 360,000 new members, an increase of 9.8 percent, in the last 12 months. In Georgia, medical membership grew by more than 26,000 during the third quarter.

         Additional highlights from the third quarter include:

         o Revenues exceeded $3.2 billion, up 37.9 percent, including the acquisition of BCBSGA
         o Individual and small group (ISG) membership grew significantly in each of WellPoint's strategic geographies--California ISG added over 15,000 members during the quarter
         o BCBSGA continues to show excellent growth and contributed $2.2 million in net income
         o    Operating cash flow of $165.4 million again exceeded net income

         "WellPoint's strong results are a reflection of our continued focus on our business process and providing health security for our members," said Leonard D. Schaeffer, WellPoint's chairman and chief executive officer. "Our ability to design innovative products such as PlanScape for individuals and FlexScape for small groups gives customers flexibility in managing their financial and health care needs."

         "We are particularly pleased with the financial performance of BCBSGA because it demonstrates our focus on successful integration planning. This expertise and experience will be very important as we get ready for the RightCHOICE merger," said David C. Colby, WellPoint's chief financial officer. "Also, we have been able to leverage technology investments to gain productivity as demonstrated by a 103 basis point improvement in our selling and administrative ratio on a year-over-year basis."

         On October 18, 2001, WellPoint and RightCHOICE announced that they signed a definitive agreement to merge in a transaction valued at $1.3 billion, or $66 per share, for RightCHOICE common stock. The two companies expect the transaction to close in the first quarter of 2002 subject to customary closing conditions.

         WellPoint Health Networks Inc. serves the health care needs of approximately 10 million medical and more than 44 million specialty members through Blue Cross of California, Blue Cross Blue Shield of Georgia and UNICARE. The Company offers a broad spectrum of quality network-based health products including open access PPO, POS and hybrid products, HMO and specialty products. Specialty products include pharmacy benefit management, dental, utilization management, vision, mental health, life and disability insurance, long term care insurance, flexible spending accounts, COBRA administration, and Medicare supplements.

         A live webcast of WellPoint's earnings conference call, which is scheduled to begin at 11:00 a.m. Eastern time on Thursday, October 25, 2001, can be accessed on the Internet at www.wellpoint.com.

                                     # # #

Cautionary Statements:
Certain statements contained in this press release are forward-looking statements. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, nonacceptance of managed care coverage, business conditions and competition among managed care companies, rising health care costs, trends in medical loss ratios, health care reform, delays in receipt of regulatory approvals for pending transactions and other regulatory issues. Additional risk factors are listed from time to time in the Company's various SEC reports, including, but not limited to, the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

This news release may be deemed to be solicitation material in respect of the proposed merger of RightCHOICE by WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Stockholders of RightCHOICE are encouraged to read the registration statement, including the final proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. After the registration statement is filed with the SEC, it and any amendments thereto will be available for free both on the SEC's web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries. RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers will be included in the final proxy statement-prospectus.

WELLPOINT (LOGO)

===================================================================================================================================
Medical Membership(a)(b)(c)

                                                                 September 30,
                                                          ---------------------------          Percent           Increase/
                                                             2001            2000              Change            (Decrease)
                                                          ---------        ----------        ---------          -----------
  Large Employer Group (d)
         HMO                                              1,918,297         1,759,805             9.0%             158,492
         PPO and Other                                    2,125,406         1,923,421            10.5%             201,985
                                                          ---------         ---------                           ----------
           Total California                               4,043,703         3,683,226             9.8%             360,477
                                                          ---------         ---------

    Texas                                                   204,802           194,765             5.2%             10,037
    Georgia                                               1,521,551            42,705         3,462.9%          1,478,846
    Illinois                                                437,740           462,516            -5.4%            (24,776)
    Other States                                          1,218,548         1,196,114             1.9%             22,434
                                                          ---------         ---------                           ----------
           Total Large Employer Group                     7,426,344         5,579,326            33.1%          1,847,018
                                                          ---------         ---------                           ----------
  Individual and Small Employer Group
    California
         HMO                                                323,369           350,695            -7.8%            (27,326)
         PPO and Other                                    1,253,923         1,221,393             2.7%             32,530
                                                          ---------         ---------                            ---------
           Total California                               1,577,292         1,572,088             0.3%              5,204
                                                          ---------         ---------                            ---------
    Texas                                                   170,933           171,382            -0.3%               (449)
    Georgia                                                 333,069            31,259           965.5%            301,810
    Illinois                                                 83,449            62,111            34.4%             21,338
    Other States                                             83,145            99,514           -16.4%            (16,369)
                                                         ----------        ----------                            ---------
      Total Individual and Small Employer Group           2,247,888         1,936,354            16.1%            311,534
                                                         ----------        ----------                            ---------
  Senior (e)
    California
         HMO                                                 35,297            34,247             3.1%              1,050
         PPO and Other                                      179,054           172,623             3.7%              6,431
                                                         ----------           -------                            --------
           Total California                                 214,351           206,870             3.6%              7,481
                                                         ----------           -------                            --------
    Texas                                                       321               228            40.8%                 93
    Georgia                                                  74,882               915         8,083.8%             73,967
    Illinois                                                 11,827            10,047            17.7%              1,780
    Other States                                             17,151             9,233            85.8%              7,918
                                                        -----------         ---------                            --------
           Total Senior                                     318,532           227,293            40.1%             91,239
                                                        -----------         ---------                            --------
  Total Medical Membership                                9,992,764         7,742,973            29.1%          2,249,791
                                                        ===========         =========                           =========
  Membership by Network (f)
       Proprietary Networks                               7,856,003         6,016,295            30.6%          1,839,708
       Affiliate Networks                                 1,318,843         1,083,485            21.7%            235,358
       Non-Network                                          817,918           643,193            27.2%            174,725
                                                            -------           -------                           ---------
  Total Medical Membership                                9,992,764         7,742,973            29.1%          2,249,791
                                                          =========         =========                           =========

  (a)  Membership numbers are approximate and include some estimates based upon the number of contracts at the relevant date and an actuarial estimate of the number of members represented by the contract.

  (b)  Classification between states for employer groups is determined by the zip code of the subscriber.

  (c)  Medical membership includes management services members, which are primarily included in the Large Employer Group segment as follows:

       California                                         1,376,364         1,272,171             8.2%           104,193
       Georgia                                              889,950            24,419         3,544.5%           865,531
       Other States                                       1,172,624         1,222,317            -4.1%           (49,693)
                                                          ---------         ---------                            -------
   Total ASO Membership                                   3,438,938         2,518,907            36.5%           920,031
                                                          =========         =========                            =======

  (d)  Large Employer Group membership includes 984,431 and 788,505 state-sponsored programs members as of September 30, 2001 and 2000, respectively.

  (e)  Senior membership includes members covered under both Medicare risk and Medicare supplement products.

  (f)  Proprietary networks consist of California, Georgia, Texas and other WellPoint-developed or WellPoint-controlled networks.
       Affiliate networks consist of third-party networks that incorporate provider discounts and some basic managed care elements.
       Non-network consists of fee for service and percentage-of-billed charges contracts with providers.



WELLPOINT (LOGO)
                                                                                                     Consolidated Income Statements
                                                                                                                        (Unaudited)
===================================================================================================================================


(In thousands, except earnings per share)                 Quarter Ended September 30,              Nine Months Ended September 30,
-----------------------------------------          ----------------------------------------      ----------------------------------
                                                          2001                    2000                 2001                2000
                                                   ------------------      ----------------      -------------       --------------
Revenues:
      Premium revenue                              $        3,025,184       $     2,184,639        $ 8,384,379       $ 6,307,746
      Management services revenue                             156,191               115,376            444,206           336,719
      Investment income                                        64,097                53,309            177,746           142,940
                                                   -------------------     -----------------     --------------    -------------

                                                            3,245,472             2,353,324          9,006,331         6,787,405
Operating Expenses:
      Health care services and other benefits               2,471,152             1,762,220          6,824,849         5,097,757
      Selling expense                                         127,277               101,313            363,777           290,825
      General and administrative expense                      429,234               324,658          1,217,690           932,052

                                                   -------------------     -----------------     --------------    --------------
                                                            3,027,663             2,188,191          8,406,316          6,320,634
                                                   -------------------     -----------------     --------------    --------------

Operating Income                                              217,809               165,133            600,015            466,771
      Interest expense                                         14,590                 5,657             36,332             18,430
      Other expense, net                                       19,399                12,749             51,331             33,805
                                                   -------------------     -----------------     --------------    --------------

Income before Provision for Income Taxes                      183,820               146,727            512,352            414,536
      Provision for income taxes                               75,374                57,223            207,474            161,721
                                                   -------------------     -----------------     --------------    --------------
Net Income                                         $           108,446      $        89,504        $   304,878          $ 252,815
                                                   ===================     =================     ==============     ==============

Earnings Per Share                                 $              1.70       $         1.43        $      4.81             $ 4.04
                                                   ===================     =================    ==============     ==============
Earnings Per Share Assuming Full Dilution          $              1.64       $         1.38        $      4.64             $ 3.91
                                                   ===================     =================    ==============     ==============

Weighted Average Number of Shares Outstanding                  63,605                62,491             63,319             62,511
                                                   ===================     =================    ==============     ==============
Weighted Average Number of Diluted Shares
 Outstanding                                                   66,456                65,141             65,996             64,938
                                                   ===================     =================    ==============     ==============




Note: Results of operations for the quarter ended September 30, 2001 include
Cerulean premium revenue of $576.3 million, management services revenue of $38.6 million, investment income of $6.3 million, health care services and other benefits expense of $488.9 million, selling, general and administrative expense of $103.4 million, interest expense of $11.9 million and net income of $2.2 million. Results of operations for the nine months ended September 30, 2001 include Cerulean premium revenue of $1,216.5 million, management services revenue of $84.7 million, investment income of $14.8 million, health care services and other benefits expense of $1,038.4 million, selling, general and administrative expense of $219.9 million, interest expense of $26.3 million and net income of $4.5 million.


WELLPOINT (LOGO)

===============================================================================

Condensed Consolidated Balance Sheets

(Unaudited)

(In thousands)                                   September 30,    December 31,
                                                     2001            2000
                                                 ------------     ------------
ASSETS
    Cash and investments                         $ 4,584,142     $ 3,780,050
    Other assets                                   2,638,796       1,724,656
                                                 -----------     -----------
    Total Assets                                 $ 7,222,938     $ 5,504,706
                                                 ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
    Medical claims payable                       $ 1,812,910     $ 1,566,569
    Reserves for future policy benefits              293,251         325,637
    Unearned premiums                                273,034         232,132
    Experience rated and other refunds               244,531         249,725
    Long-term debt                                   887,151         400,855
    Other liabilities                              1,688,631       1,085,371
                                                 -----------     -----------
    Total Liabilities                              5,199,508       3,860,289

    Stockholders' Equity                           2,023,430       1,644,417
                                                 -----------     -----------
    Total Liabilities and Stockholders' Equity   $ 7,222,938     $ 5,504,706
                                                 ===========     ===========



Note: September 30, 2001 balance sheet contains Cerulean goodwill and other intangibles of $601.3 million, included in other assets, and medical claims payable of $286.3 million.


Days in Medical Claims Payable (a)

                         2001                                     2000
                     ------------------------------------------------------
                     September 30,    June 30,    March 31,    December 31,
                     -------------    --------    ---------    ------------
                         67.5          68.9         83.3          78.4

(a) Days in medical claims payable is a calculation of medical claims payable divided by claims expense per calendar day.